a2a
energie in comune

RECEIVED

2009 AUG 13 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FILE NO. 82-4911**

09046757

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 7, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

8/14

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

**FILE NO. 82-4911**

**PRESS RELEASE**

**Financial Report for the half year to 30 June 2009**

**Milan, 7 August 2009** – As required by law, it is hereby made known that starting from today the Financial Report for the half year to 30 June 2009, together with the Scheduled report of the Audit Company, is available to members of the public and is available on the website www.a2a.eu, under section *"Investor Relations – Bilanci e Relazioni"*.

***For further information:***
Communication and Public Relations – Press Office
Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. +39 02 7720.3879 - ir@a2a.eu
www.a2a.eu